

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 15, 2024

Wenquan Zhu
Chief Executive Officer
Big Tree Cloud Holdings Limited
Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, China

> **Re: Big Tree Cloud Holdings Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted February 8, 2024**
> **CIK No. 0001999297**

Dear Wenquan Zhu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted February 8, 2024

General

1.   If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the

consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

2.   We note your disclosure that the NTA Requirement Amendment Proposal would remove from Plutonian's charter the requirement that Plutonian will not consummate a business combination unless it has net tangible assets of at least $5,000,001 upon consummation thereof. We further note that the NTA Proposal does not appear to be conditioned on approval of the Business Combination Proposal, and that you disclose Plutonian believes it and the combined entity can rely on the Exchange Rule to avoid being treated as a penny stock. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, Plutonian would likely no longer meet the Nasdaq listing standards. At that point, it is possible that Plutonian would become a penny stock. Please revise disclosure in your Questions and Answers section and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Plutonian's listing on Nasdaq and discuss the consideration given to this possibility in the Board of Directors' determination to propose to remove this provision from its charter. Please provide clear disclosure that removal of this provision could result in Plutonian's securities falling within the definition of penny stock and clearly discuss the related risks to Plutonian and its investors. Additionally revise your disclosure to clarify whether the NTA Proposal is conditioned upon the approval and/or closing of the business combination.

Summary of the Proxy Statement/Prospectus, page 1

3.   We note you have deleted references to the prior redemption of shares. Please include information regarding the redemption of 2,510,358 shares in connection with the shareholder meeting on August 8, 2023, in your summary section.

Risk Factors, page 31

4.   Please revise your risk factor disclosure relating to the NTA Requirement Amendment Proposal to fully discuss the consequences and related risks to each of Plutonian and the combined entity in the event that the NTA Proposal is adopted or is not adopted.

We do not have a specified maximum redemption threshold in the SPAC Charter...., page 74

5.   Please revise disclosure indicating that Plutonian's charter does not contain "a specified maximum redemption threshold," to reconcile the apparent inconsistency with the shareholder proposal to remove the net tangible asset requirement from the charter. We note references to "cash conditions pursuant to the terms of the Merger Agreement;" please describe these with the other conditions to closing in your summary section, or revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro forma Presentation, page 174

6.   We understand the maximum redemption scenario (scenario 2) is determined based on the Plutonian stockholders' approval of amending the charter to remove the $5,000,001 NTA requirement. Please revise your disclosure in adjustment 4 (within the Unaudited Pro Forma Combined Balance Sheet Adjustments on page 177) to discuss (and quantify) the maximum share redemption that could occur to consummate the merger transaction in the event the Proposal No. 6 does not get approved.

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Devin Geng